UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jassby, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       January 3, 2017

Physical address of issuer
404 Wyman St. STE 385, Waltham, MA 02451

Website of issuer
https://www.jassby.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed-1 Preferred Stock

Target number of Securities to be offered
7,887

Price (or method for determining price)
$3.17

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
January 15, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
26

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$844,535	$1,352,929
Cash & Cash Equivalents	$463,272	$1,159,627
Accounts Receivable	$380	$0
Short-term Debt	$228,086	$92,956
Long-term Debt	$2,500,000	$0
Revenues/Sales	$95,066	$450
Cost of Goods Sold	$234,322	$8,640
Taxes Paid	$0	$0
Net Income	$-3,216,947	$-1,851,282

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 23, 2020

Jassby, Inc.



Up to $1,070,000 of Series Seed-1 Preferred Stock

Jassby, Inc. ("Jassby", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 15, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $2,320,000 under the Combined Offerings (the "Closing Amount") by January 15, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 8, 2021 will be permitted to increase their subscription amount at any time on or before January 15, 2021, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 8, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 15, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.jassby.com/investors.
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/jassby

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Jassby, Inc. ("the Company") was incorporated on January 3, 2017 under the laws of the State of Delaware, and is headquartered in Waltham, Massachusetts.

The Company is located at 404 Wyman St. STE 385, Waltham, MA 02451

The Company's website is https://www.jassby.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/jassby and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed-1 Preferred Stock being offered	$25,000
Maximum amount of Series Seed-1 Preferred Stock	$1,070,000
Purchase price per Security	$3.17
Minimum investment amount per investor	$1,000
Offering deadline	January 15, 2021
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 17, 18, and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Financial Technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company is still in the development stage and has not obtained enough revenues to support growing operations as of yet, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Preferred Stockholders may lose their veto rights over liquidation events in certain circumstances. In accordance with the Company's Restated Certificate of Incorporation, the Series Seed-1 Preferred Stockholders lose their veto right for a liquiation event in which the consideration received by the holders of Series Seed-1 Preferred Stock is $20.00 or more per share of Series Seed-1 Preferred Stock.

Risks Related to the Securities

The Series Seed-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-1 Preferred Stock. Because the Series Seed-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 33.94% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed-1 Preferred Stock may be subject to dilution. Purchasers of Series Seed-1 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed-1 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-1 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed-1 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-1 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

The Jassby vision is to become the Mobile banking & commerce App for the next generation family. Our mission everyday is to help parents teach their kids about money through hands-on experience.

Kids and teens today have more free money than ever before. The average teen in the US spend some $3,000 per year. However, parents still mostly use cash to transact with their kids, and most of us never talk or teach about money, nor do most schools.

Kids spend money the way they prefer to do everything these days - on their phones! Jassby fits right in. For the parents, Jassby allows them to guide their kids on the path to make smart money choices by providing visibility and control - teach by real life experiences.

Jassby provides a Financial Wellness Plan for the kids and the whole family to start thinking and working with money as early as possible.

Key features:
- Mobile Wallet - 3 savings accounts including 1.) Spend, money kids can spend 2.) Save, a savings account, and 3.) Share, savings for charities
- Mobile Payments - Kids can purchase online or anywhere Apple Pay is accepted with our Virtual Debit Card
- Savings Goals & Planning - Help kids plan for future purchases, savings and fundraising goals
- Chores & Allowance - Parents can set chores and weekly allowance for their kids
- Mobile Commerce - The Jassby Mall is a curated shop of thousands of unique and name brand products from Apple, Nintendo, & more

What makes us special:
- Financial Wellness Plan - Get your kids started on the right path toward making smart money choices
- Mobile Payments First - Jassby is being built as a mobile app first, not a debit card that has an app
- Focus on Real Money Smarts - Our mission of hands on experience is the core of the service, not just a positioning statement
- No Monthly Fees - All top "debit card" offerings in the kids industry have a month fee

Business Plan

How we make money:
1. Sales in our in-app Jassby Shop. ~15% margin
2. We get a 1.5% commission from merchants for any purchase made with our card

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 7.93% of the proceeds, or $184,000, towards offering expenses; and

- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	40%	40%	60%
R&D	30%	30%	30%
G&A	30%	30%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Benjamin Nachman	Founder, President, & CEO (January 2017 - Present)	Jassby - Founder, President, & CEO (January 2017 - Present). Responsible for major corporate decisions, managing the overall operations and resources of Jassby, acting as the main point of communication between the board and corporate operations and being the public face of the company.
Steve Reidy	CFO (April 2019 - Present)	Jassby - CFO (April 2019 - Present). Responsible for major corporate decisions, managing the overall finances and resources of Jassby. Beaver Brook Consulting - Consultant (January 2016 - March 2019). Strategic, financial, operational, and human capital consulting
David Blumberg	Board Member (February 2019 - Present)	Blumberg Capital - Founder & Managing Partner (1991 - Present). Managing Partner in private Venture Capital firm investing in early-stage IT, digital media, social media, mobility, Internet, e-commerce, payments, SaaS, tech enabled services, etc. companies primarily in North America, Europe and Israel.
Cornelius Hurley	Board Member (December 2019 - Present)	Executive Director at Online Lending Policy Institute.

		Professor - Boston University School of Law Director - Boston University Center for Finance, Law & Policy
Adoram Gaash	Board Member (March 2018 - Present)	Moneta VC - Co-Founder, Managing Partner (June 2013 - Present). Moneta is a venture capital firm that invests in Data Science Technology startups and operates 2 parallel funds: Seed and Growth. Moneta specializes in Fintech, Insuretech and Financial-related AI and is supporting its ventures across all stages of their capital development. Moneta is backed by world leading financial institutions in USA, Africa and Asia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	3,068,609	Yes	N/A	34.50%	N/A
Series Seed Preferred Stock	2,144,747	Yes	N/A	24.11%	Liquidation and voting rights as set in the Articles of Association
Series Seed-1 Preferred Stock	1,551,764	Yes	N/A	17.45%	Liquidation and voting rights as set in the Articles of Association
Series Seed Preferred Stock Warrants	236,966	Yes if exercised	N/A	2.66%	Liquidation and voting rights as set in the Articles of Association
2017 Stock Incentive Plan	1,898,327	Yes if exercised	N/A	21.28%	Liquidation and voting rights as set in the Articles of Association

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Paycheck Protection Program Loan	Needham Bank	$336,000	1.0%; Lender will provide Borrower with a payment statement after any forgiveness amount has been determined and corresponding reduction in principal due.	N/A	N/A	4/30/2022	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Benjamin Nachman	Common Stock	33.94%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Jassby Inc., formerly known as Paytuna Inc., ("the Company") was incorporated on January 3, 2017 under the laws of the State of Delaware, and is headquartered in Waltham, MA. Jassby's proprietary technology, business model and services, connect families to allot funds for a child to save money in a savings account, or spend with various retailers and sellers, all in a marketplace controlled and operated by Jassby through a software application for smart phones.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1.7M cash on hand as of September 30, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $25,846,022.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	Dec 13, 2019	Regulation D	Convertible Note	$2,500,000	Daily operation of the company

All issued Convertible Notes have converted into Series Seed Preferred Stock.

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-1 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $2,320,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-1 Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $317,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Series Seed-1 Preferred Units by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Seed-1 Preferred Stock in the Regulation D offering converts under similar terms to the Series Seed-1 Preferred Stock in this offering. However, investors who invest $317,000 or greater will be considered "Major Investors" under the Series Seed-1 Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed-1 Preferred Stock

Dividend Rights
Holders of Series Seed-1 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never

declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed-1 Preferred Stock is outstanding, holders of Series Seed-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed-1 Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed-1 Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed-1 Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed-1 Preferred Stock.

The Series Seed-1 Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-1 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-1 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series Seed-1 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed-1 Preferred Stock Investment Agreement

Under the Series Seed-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $317,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed-1 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed-1 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series Seed-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed-1 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were

transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Benjamin Nachman

(Signature)

Benjamin Nachman

(Name)

Founder, President, & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Benjamin Nachman

(Signature)

Benjamin Nachman

(Name)

Founder, President, & CEO

(Title)

October 23, 2020

(Date)

/s/Steve Reidy

(Signature)

Steve Reidy

(Name)

CFO

(Title)

October 23, 2020

_____
(Date)

/s/David Blumberg
_____
(Signature)

David Blumberg
_____
(Name)

Board Member
_____
(Title)

_____

October 23, 2020
_____
(Date)

/s/Cornelius Hurley
_____
(Signature)

Cornelius Hurley
_____
(Name)

Board Member
_____
(Title)

October 23, 2020
_____
(Date)

/s/Adoram Gaash
_____
(Signature)

Adoram Gaash
_____
(Name)

Board Member
_____
(Title)

October 23, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



JASSBY INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

JASSBY INC

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Jassby Inc.
Waltham, MA

We have reviewed the accompanying financial statements of Jassby Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

September 29, 2020

JASSBY INC

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 463,272	$ 1,159,627
Restricted cash and cash equivalents	100,000	100,000
Accounts receivable, net	380	-
Inventory	9,320	-
Prepaid expenses	13,850	5,833
Merchandise deposits	150,454	-
Other current assets	13,227	221
Total current assets	750,503	1,265,681
Property and equipment, net	34,032	27,248
Security Deposit	60,000	60,000
Total assets	$ 844,535	$ 1,352,929
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 18,552	$ 15,478
Accrued expenses	207,181	77,478
Accrued expenses-employee reimbursements	2,353	-
Total current liabilities	228,086	92,956
Convertible notes payable	2,500,000	-
Total liabilities	2,728,086	92,956
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 1,433,747 shares issued and		
outstanding at December 31, 2019 and 2018	143	143
Common stock, 3,062,833 shares issued and		
outstanding at December 31, 2019 and 2018	306	306
Additional paid-in capital	3,321,297	3,247,874
Accumulated deficit	(5,205,297)	(1,988,350)
Total stockholders' equity	(1,883,551)	1,259,973
Total liabilities and stockholders' equity	$ 844,535	$ 1,352,929

See independent accountants' review report and accompanying notes to the financial statements.

JASSBY INC

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 95,066	$ 450
Total revenue	95,066	450
Cost of goods sold	234,322	8,640
Gross loss	(139,256)	(8,190)
Operating expenses		
Payroll and related expenses	2,083,284	1,184,232
Promotional and marketing expenses	264,171	114,302
Contractor expense	243,311	170,558
General and administrative	158,154	117,529
Rent	135,816	108,529
Travel	81,899	47,331
Professional fees	40,651	102,301
Depreciation and amortization	14,827	6,267
Total operating expenses	3,022,113	1,851,049
Loss from operations	(3,161,369)	(1,859,239)
Other income (expense)		
Interest expense	(64,315)	-
Interest income	8,737	7,957
Total other income (expense)	(55,578)	7,957
Net loss before income taxes	(3,216,947)	(1,851,282)
Provision for income taxes	-	-
Net loss	$ (3,216,947)	$ (1,851,282)

See independent accountants' review report and accompanying notes to the financial statements.

JASSBY INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on December 31, 2017	711,000	$ 71	3,062,833	$ 306	$ 1,661,800	$ (137,068)	$ 1,525,109
Issuance of preferred stock for cash	248,814	25			524,950		524,975
Issuance of preferred stock with warrants for cash	473,933	47			999,973		1,000,020
Issuance of stock options					61,151		61,151
Net loss						(1,851,282)	(1,851,282)
Balance on December 31, 2018	1,433,747	143	3,062,833	306	3,247,874	(1,988,350)	1,259,973
Issuance of stock options					73,423		73,423
Net loss						(3,216,947)	(3,216,947)
Balance on December 31, 2019	1,433,747	143	3,062,833	$ 306	$ 3,321,297	$ (5,205,297)	$ (1,883,551)

See accountants' review report and accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (3,216,947)	$ (1,851,282)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	14,827	6,267
Stock based compensation	73,423	61,151
Changes in operating assets and liabilities:		
Accounts receivable	(380)	-
Inventory	(9,320)	-
Prepaid expenses	(8,017)	(5,833)
Merchandise deposits	(150,454)	-
Other receivables	(13,006)	(221)
Security Deposit	-	(60,000)
Accounts payable	3,074	15,478
Accrued expenses	132,056	71,470
Net cash used by operating activities	(3,174,744)	(1,762,970)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(21,611)	(27,765)
Net cash used by investing activities	(21,611)	(27,765)
Cash flows from financing activities		
Proceeds from convertible notes payable	2,500,000	-
Proceeds from issuance of preferred stock	-	1,524,995
Net cash provided by financing activities	2,500,000	1,524,995
Net decrease in cash, cash equivalents, and restricted cash	(696,355)	(265,740)
Cash, cash equivalents, and restricted cash, beginning	1,259,627	1,525,367
Cash, cash equivalents, and restricted cash, ending	$ 563,272	$ 1,259,627
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jassby Inc., formerly known as Paytuna Inc., ("the Company") was incorporated on January 3, 2017 under the laws of the State of Delaware, and is headquartered in Waltham, MA. Jassby's proprietary technology, business model and services, connect families to allot funds for a child to save money in a savings account, or spend with various retailers and sellers, all in a marketplace controlled and operated by Jassby through a software application for smart phones.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:
- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when an order for merchandise or gift cards is received, paid, and merchandise or gift card is shipped. All orders and shipments to customers happen simultaneously. The Company also offers discounts on merchandise or gift cards which are recognized and applied to revenue when the order is placed by the customer.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The following table summarizes financial statement balances measured on a recurring basis as of:

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ 73,423	$ -	$ 73,423
	$ -	$ 73,423	$ -	$ 73,423

	December 31, 2018			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ 61,151	$ -	$ 61,151
	$ -	$ 61,151	$ -	$ 61,151

There are no financial statements measured on a non-recurring basis as of December 31, 2019 and 2018.

JASSBY INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(unaudited)

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

The Company has restricted bank deposit accounts which are required to be set aside as collateral to fund another bank account and purchase card issued by the bank.

Reconciliation for cash, cash equivalents, and restricted cash reported within the statement of cash flows as December 31:

	2019	2018
Cash and cash equivalents	$ 463,272	$ 1,159,627
Restricted cash	100,000	100,000
Total cash, cash equivalents, and restricted cash as shown on statement of cash flows	$ 563,272	$ 1,259,627

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using a combination of straight-line method for software and declining balance method on all other assets

for financial statement purposes. Additions are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Depreciation expense for the years ended December 31, 2019 and 2018, was $14,827 and $6,267, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $20,783 and $0 in advertising costs, respectively, recorded under the heading 'Promotional and marketing expenses' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"),

which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 1,368,703	$ 745,337
Stock compensation - options	41,102	12,842
Total deferred tax asset	1,368,703	745,337
Valuation allowance	(1,368,703)	(745,337)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 30, 2020, the date these financial statements were available to be issued.

During February 2020, the Company converted five convertible debt agreements into 679,921 preferred shares for total amounting to $2,155,356 in convertible debt and accrued interest.

During March 2020, the Company converted two convertible debt agreements into 65,838 preferred shares for total amounting to $208,712 in convertible debt and accrued interest.

During April 2020, the Company converted the remaining convertible debt agreement into 64,681 preferred shares for total amounting to $205,041 in convertible debt and accrued interest.

During July 2020, the Company issued 5,187 shares for stock options exercised under the 2017 Stock Incentive Plan amounting to $3,398.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company is still in the development stage and has not obtained enough revenues to support growing operations as of yet, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Computer equipment	43,179	24,785
Furniture and equipement	10,745	9,236
Software	2,613	905
	56,537	34,926
Accumulated depreciation	(22,505)	(7,678)
Property and equipment, net	$ 34,032	$ 27,248

Depreciation expense for the years ended December 31, 2019 and 2018, was $14,827 and $6,267, respectively.

NOTE 4 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of eight convertible equity securities for cash proceeds of $2,500,000 between January 8 and November 27, 2019. The securities are all convertible into preferred or common shares of the Company and mature 24 to 35 months from the date of issuance. The securities may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's preferred and/or common stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $22,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient resulting from dividing $22,000,000 by number of the outstanding shares of common stock of the Company as of the maturity date and the fully diluted capitalization of the Company, as defined by the individual agreements.

Future minimum principal payments are as follows:

2020	$	-
2021		2,500,000
2022		-
2023		-
2024		-
	$	2,500,000

The Company recognized interest expense of $64,315 and $0 during the years ended December 31, 2019 and 2018, respectively.

NOTE 5 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 6,600,000, $0.0001 par value, shares of common stock authorized, with 3,062,833 shares issued and outstanding. There were no common stock transactions during the two years ending December 31, 2019.

NOTE 6 – PREFERRED STOCK

The Company has 4,375,493, $0.0001 par value shares of preferred stock authorized at both December 31, 2019 and 2018. During the year ended December 31, 2018, the Company issued 473,933 preferred shares with 236,966 warrants and 248,814 preferred shares without warrants for total cash proceeds of $1,000,020 and $524,975, respectively. There were no issuances of preferred shares in the year ended December 31, 2019. At both December 31, 2019 and 2018, the Company had 1,433,747 preferred shares issued and outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stock holders as discussed in the company's amended articles of incorporation.

Outstanding warrants for the purchase of preferred stock shares, which are vested and exercisable as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price		Weighted Average Remaining Life
Outstanding December 31, 2017	711,000	$	2.11	2.0
Granted	236,966		0.53	1.7
Vested	-		-	-
Forfeited	-		-	-
Outstanding December 31, 2018	947,966	$	2.11	2.1
Granted	-		-	-
Vested	-		-	-
Forfeited	-		-	-
Outstanding December 31, 2019	947,966	$	2.11	1.1

NOTE 7– OPERATING LEASE

The Company leases certain office space to be used in operations. The lease agreement expires on March 1, 2022 and provides for renewal options ranging one to three years. The following is schedule of minimum rental payments required under the operating lease agreement for the years ended December 31:

2020	$ 135,748
2021	138,805
2022	34,892
2023	-
2024	-
Thereafter	-
	$ 309,445

For the years ended December 31, 2019 and 2018, the Company recognized rent expense of $135,816 and $108,529, respectively.

NOTE 8 – STOCK OPTIONS

During 2017, the Company executed the 2017 Stock Incentive Plan, which reserved 1,000,000 common shares to be issued in the form of shares, restricted shares, or stock options. During the years ended December 31, 2019 and 2018, the Company issued 292,175 and 210,500 stock options, respectively. At December 31, 2018 and 2017, there were vested stock options of 2,624,357 and 1,775,000, respectively. The Company reserved 3,838,433

common shares for use in the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool, and new shares will be issued for any exercise of options in excess of the reserve pool.

The Company utilizes price per share for common stock issued in 2017 and preferred stock issued in 2018 to value the share price of the Company's common stock, which the Company uses to value the options issued, resulting in stock-based compensation expense associated with vesting options of $73,423 and $61,151 as of December 31, 2019 and 2018, respectively. At December 31, 2019, $114,173 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 9.7 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2017	187,000	$ 0.24	9.1
Granted	210,500	0.13	9.4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	397,500	$ 0.09	9.7
Granted	292,175	0.13	8.69
Expired/Forfeited	(91,180)	(0.37)	(8.82)
Exercised	-	-	-
Outstanding December 31, 2019	598,495	$ 0.08	9.7

EXHIBIT C
PDF of SI Website


jassby
Jassby, Inc.
Mobile Money App and virtual debit card for kids and teens

Jassby, Inc.

Mobile Money App and virtual debit card for kids and teens

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Disclaimer:
This presentation may contain forward-looking statements and information relating
company, its business plan and strategy, and its industry. These statements reflect
with respect to future events-based information currently available and are subject t
could cause the company's actual results to differ materially. Investors are cautione
on these forward-looking statements as they contain hypothetical illustrations of
meant for illustrative purposes, and they do not represent guarantees of futur
performance or achievements, all of which cannot be made. Moreover, no person r
assumes responsibility for the accuracy and completeness of forward-looking state
to update any such statements to conform them to actual results.

$1,000	$25,846,022	Preferred Equity
Minimum	Pre-Money Valuation	Security Type

INVEST IN JASSBY, INC.

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.jassby.com

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Jassby, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
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Company Highlights

- Built in, In-App eCommerce Store for kids and teens, enabling a high margin revenue stream with over 22% margins
- Co-Brand Agreement with Mastercard for a No Fee Virtual Debit Card for kids and teens
- Investors include Blumberg Capital, Moneta Venture Capital, and Correlation Ventures; advisors include the former assistant general counsel of the Board of Governors of the Federal Reserve System
- Over 400,000 installs and 150,000 completed registrations
- Benny Nachman, the Company's Founder and CEO is the Founder and Chairman of Credorax Inc., a global Acquiring Bank with dozens of bank licenses worldwide, and billions in annual processing

Fundraise Highlights

- Total Round Size: US $6,049,999
- Raise Description: Seed-1
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation: US $25,846,022
- Target Minimum Raise Amount: US $2,320,000
- Offering Type: Side by Side Offering

Understanding money is one of the most important skills we can teach our kids. Jassby is the mobile payments app for families, allowing parents to share money with their kids while teaching them about financial literacy through hands-on experience.

The Jassby vision is to become the Mobile banking & commerce App for the next generation family. Our mission everyday is to help parents teach their kids about money through hands-on experience.

Kids and teens today have more free money than ever before. The average teen in the US spend some $3,000 per year. However, parents still mostly use cash to transact with their kids, and most of us never talk or teach about money, nor do most schools.

Kids spend money the way they prefer to do everything these days - on their phones! Jassby fits right in. For the parents, Jassby allows them to guide their kids on the path to make smart money choices by providing visibility and control - teach by real life experiences.

Jassby provides a Financial Wellness Plan for the kids and the whole family to start thinking and working with money as early as possible.

Key features:

- Mobile Wallet - 3 savings accounts including 1.) Spend, money kids can spend 2.) Save, a savings account, and 3.) Share, savings for charities

- Mobile Payments - Kids can purchase online or anywhere Apple Pay is accepted with our Virtual Debit Card

- Savings Goals & Planning - Help kids plan for future purchases, savings and fundraising goals

- Chores & Allowance - Parents can set chores and weekly allowance for their kids

- Mobile Commerce - The Jassby Mall is a curated shop of thousands of unique and name brand products from Apple, Nintendo, & more

What makes us special:

- Financial Wellness Plan - Get your kids started on the right path toward making smart money choices

- Mobile Payments First - Jassby is being built as a mobile app first, not a debit card that has an app

- Focus on Real Money Smarts - Our mission of hands on experience is the core of the service, not just a positioning statement

- No Monthly Fees - Many top "debit card" offerings in the kids industry have a month fee

Gallery

    

J

Public Overview Video.

Media Mentions

     



The Team

Founders and Officers



Benjamin (Benny) Nachman
CEO

Benny is a serial entrepreneur with a proven track record in building a global bank with dozens of licenses all over the world. Managing hundreds of employees, thousands of merchants with billions in volume and over $100m in revenues.

Key Team Members



David (Dave) Laubner   Steve Reidy   Jim Glatiotis

Caroline Almeda   Greg Bottenhorn

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed-1
Round size:	US $6,049,999
Minimum investment:	US $1,000
Target Minimum:	US $2,320,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $3.17
Pre-Money valuation:	US $25,846,022
Option pool:	3.8%
Is participating?:	Yes

Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Jassby has set an overall target minimum of US $2,320,000 for the round, Jassby must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Jassby's Form C.
Regulation CF cap:	While Jassby is offering up to US $6,049,999 worth of securities in its Seed-1, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● R&D   ● Marketing   ● G&A   ● R&D   ● Marketing   ● G&A

Investor Perks

First 1,000 investors who also sign up for the Jassby Kids' Debit Card will see all fees waived with no minimum use for a full year and in addition, $50 for a purchase on the Jassby Mall. Can't beat that.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Jassby, Inc.'s prior rounds by year.



$22000000

Seed (Convertible)   Current Series A (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $5,000,000
Closed Date	Dec 13, 2019
Security Type	Convertible Note
Valuation Cap	US $22,000,000

Market Landscape



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$0

2013   2017

Kids and teens yearly spend in the US.

Kids and teens that are part of Generation Z (born between 1998-2010) are some 70M people in the US and Generation Alph (born after 2010) are some 17M with about 4M more born each year.

They have about 5 screens on average. They live via mobile. They shop online. They were born with Social Media. Over 80% of teens have an iPhone.

Kids and teens spend some $200B per year or some $3,000 a year each.

Jassby aims to become "top of wallet" for those kids. Unlike adults in the US who have 3 cards on average, with a lot having 5 and more, a kid will have 1. Jassby aims to become the preferred Mobile Payment service for this audience, the Payment App for these generations (we don't need to say "mobile" because kids of these generations will just assume that everything in mobile).

By building our own platform, Jassby is in a unique position to continue and provide financial services to its clients when they become young adults. Offerings like paycheck deposits will open for a user when they are 16 and adult credit offering, loans, etc. when they are 18.

Many young adults continue to live at home with their parents well into their late 20s (around 26-27). They get married later, need mortgages later and Jassby is going to be in a good position to provide financial services for them for the first decade of their adult life.

Jassby's platform also allows us to engage the B2B2C market, providing processing services to schools, sport clubs and entertainment parks, creating a captive audience and allowing for lower costs for user acquisition.

Jassby's biggest competitor is Greenlight Cards who offers debit cards for teens. We believe our full stack of technology provides us with an edge and an ability to perform much better than our competition. We also believe we are more efficient, use better technology and provide a fuller service.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Financial Technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company is still in the development stage and has not obtained enough revenues to support growing operations as of yet, among other factors, which raises substantial doubt about the Company's ability to continue as a going

concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (1 file)	Aug 24, 2020	Folder
> 📁 Fundraising Round (1 file)	Aug 24, 2020	Folder
> 📁 Miscellaneous (4 files)	Aug 24, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Jassby, Inc.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Jassby, Inc.. Once Jassby, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Jassby, Inc. in exchange for your securities. At that point, you will be a proud owner in Jassby, Inc..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Jassby, Inc. has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Jassby, Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Jassby, Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Jassby, Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Jassby, Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Jassby, Inc.'s Form C. The Form C includes important details about Jassby, Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

Jassby, Inc.

Mobile Money App and virtual debit card for kids and teens

1

Disclaimer:

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.





Kids and teens are underbanked, underserved and deserve a payments system designed for them

25M kids and **26M** teens

$91B teens' annual income

$41B the annual allowance budget

$180B teens'/kids' annual spending

16M students enrolled in colleges

70% teen girls say shopping is a hobby

When it comes to **Banking**, Gen Z will make Millennials look **Old School.**

What do we know about Generation Z?

- Generation Z makes up over 25% of the population in the United States
- By 2020, they will account for 40% of consumers
- They use up to five screens on average: a smartphone, TV, laptop, desktop, and iPad or iPod
- When it comes to mobile apps and texting, they are 64% more likely to trust brand content on these platforms than other generations
- A whopping 85% of Gen Z learn about new products via social media



Kids and teens Money & Banking App with a Virtual Debit Card


Jassby
#1 Finance Family App
Chores • Allowance • Budgeting
Virtual Debit Card
Assign Chores & Allowance
Teach Your Kids Budgeting Skills
Shop at Stores Approved by You
Set up Recurring Allowance
View Transaction Statements

- Parents and grandparents can send money to kids, with a single tap, real time
- Kids can save, donate to charity or spend in the in-app Jassby Mall or via a virtual debit card
- Set up automatic allowance, manage chores, and monitor kids spending activities
- Create a plan for the kids to teach financial literacy and make sure they're ready for the real world. Kids learn about money by doing and by having real life experiences

Jassby gets your family finances in order



Set Chores

Set one-time or recurring chores and reward kids with real money!



Send & Request Money

Send your kids money and let them request it when they need it.



Parental Controls

Complete control of your kids' money and what they can buy on the Jassby Mall.



Manage Allowance

Manage your kids' allowance like a real boss.



The Jassby Mall

Thousands of unique and name brand products for kids to buy right in the Jassby App!



Contactless Mobile Payments

Coming soon, pay wherever Apple Pay is accepted through the Jassby Virtual Debit Card.

©



Family finance and staying connected – made easy

Parent signs up and sets accounts for the family

Each kids gets her/his account and debit card (if card is chosen)

Fast and easy sign-up process

Set up automatic allowances, so you never forget

Grandparents can send money for a holiday or a birthday and see how the kids use it

Kids can save, donate or shop in app, online or in store

Financial Literacy through lived experiences







13:27
Send Money
To:
Adam
Kid
$172.66
For:
General
$172.66
Add note here...
$5.00
$7
$10
$20
Total Amount
$5.00
Swipe >
To Send $

13:25
Jassby
Hi Mom and Dad!
Pending Debit Amount
$563.05
Your Kids
Adam
Total Balance
$172.66
Send $
Save
$0.00
Spend
$172.66
Allowance
$5.00/wk
Jonathan
Total Balance
$390.39
Send $
Save
$0.00
Spend
$390.39
Allowance
$5.00/wk
Add Kid
Total Balance
$0.00
Add Kid
Today
2 Items
Send
Budgets
Home
Activity
Shop

Jassby Store – Payments & eCommerce with built-in controls

- Dozens of nationwide leading retailers and brands including Nike, Starbucks, Apple Music, Nintendo and more
- API integration. Easy, quick integration
- Specialty categories for easy purchasing; Video Games, Phone Accessories, Pets, School Supplies, Toys and more
- Contracts with leading distributors in the US: Tech, Fashion. Video Games, Cosmetics, electronics and more.
- Thousands of items for sale and growing



The Jassby Mall
Home
Today's Deals
New Finds
Shop By Category
Shop by Brand
Shop by Collection
Gift Cards
Charity
ROBLOX
NOW AVAILABLE!
TRENDING NOW
TRENDING ON TIKTOK
MAGIC: THE GATHERING
DIY

The Jassby Mall
Home
Today's Deals
New Finds
Shop By Category
Shop by Brand
Shop by Collection
Gift Cards
Charity
COLLECTIONS
Apple
Video Games
Phone Accessories
Tech Accessories
Pets
Toys
Games
Sports
Books
Clothing
Cosmetics
Gift Cards
E-Learning
Donate to Charity
BRAND
Nintendo
Today's Deals
Date Descending
Sale 12%
Dog Man Fetch-22
$7.35 $8.35
Sale 27%
Time to Enjoy LED Projector
$36.50 $50.00
Sale 7%
FUJIFILM INSTAX Mini 9 Instant Film Camera
$54.99 $58.99
Sale 34%
Sale 25%
Sale 37%

The Jassby Virtual Debit Card



Virtual Debit Card for Kids - Ja
jassby.com/virtual-debit-card-for-kids/
jassby
HOW IT WORKS?
WHY JASSBY?
PARTNERS
ABOUT
The Virtual Debit Card for Kids with NO Monthly Fee!
Contactless mobile payment for kids, controlled by you through the Jassby Family Finance App!
Coming Soon, Join the waiting list!
JOIN THE WAITLIST
Digital Debit Card
jassby
Jenny Jassby
*****1234
mastercard
Card Balance
$106.10
Send $
Latest Transactions
ID: XXXXXXXXXXX
You sent money to Jenny
02/01/2020
$10.00
$60.00
ID: XXXXXXXXXXX
Jacob sent money to Jenny
$10.00
$70.00
Contactless Payments Made Simple!



Jassby is a Co-Brand partner of Mastercard!

SuttonBank Old-fashioned Innovation

The Issuer of the cards



GALILEO

The cards processing platform



mastercard

Co-Brand Partner



The Jassby Virtual Debit Card for Kids

How does the virtual debit card for kids work?



Apply for the Virtual Debit Card

You apply for the card as a parent and select which of your kids will have access to use it through our secure mobile app. No card is issued and you can turn it on or off remotely!



Share Money Via the Jassby App

You can share money with your kids through chores or weekly allowance you set with your kids including spending limits on what they can spend using the virtual card.



Use it in Minutes Inside Our App

Once activated, your kids will have access to use the card online or even connect it with Apple Pay on their iPhone to enable contactless payment in store.



9

The Jassby Virtual Debit Card



Pay Online Or Offline

Use your virtual debit card to pay for things online and in-store through Apple Pay. It's free for you to use with NO monthly fee* to have the cards for all of your family when they use it!

* No fee subject to minimum monthly transactions. See account terms for details



Financial Literacy and a

Money Plan for LIFE



Jassby Financial Literacy the RIGHT way

Financial literacy is an issue in our country

- 0.4% Somewhat disagree
- 3.4% Neither agree nor disagree
- 0.4% Strongly disagree
- 17.8% Somewhat agree
- 78% Strongly agree

Source: 2018 *InvestmentNews* survey of financial advisers

U.S. ranks only slightly higher than Botswana in adult financial literacy

Adults who are financially literate (%)

GDP Per Capita

Source: Standard & Poor's Global Financial Literacy Survey

Jassby's philosophy centres around promoting kids' financial literacy via real life interactions – Learn by Doing

Jassby will continue to build financial literacy materials

Jassby works with its bank partners to promote financial literacy in the community
(work with schools)

Before your got your most recent student loan, did you try to figure out how much your monthly payments would be?

- No, 54%
- Yes, 38%
- Don't know / no answer, 8%

44% OF PARENTS LET KIDS DECIDE HOW TO SAVE AND SPEND THEIR MONEY ON THEIR OWN

KIDS WHO ARE ALLOWED TO MANAGE THEIR OWN MONEY

- 76% Talk to their parents about money
- 91% Say that their parents set a good financial example
- 62% Have a savings account

KIDS WHO AREN'T ALLOWED TO MANAGE THEIR OWN MONEY

- 53% Spend their money as soon as they get it
- 49% Have lied to their parents about what they spent their money on
- 65% Expect their parents to buy them what they want



Jassby Financial Wellness Score

"Is My Child on Track?"

- Based on the Jassby learn by doing principle, the FWS Number is a guide for parents & Kids

- Provides a proprietary ranking system that emphasizes your kids' personal experience

- Provides tips and guidance to help kids make decisions and learn about money



POOR

GOOD

82

You have 3 suggestions to improve your score

Our Business Model

How we make money:

1. Sales in our in-app Jassby Shop. ~15% margin
2. We get a 1.5% commission from merchants for any purchase made with our card

Buying power of $4K/Year has shifted to Kids & Teens

"Teen Wallet"

$ $ $

Jassby aims to become Top-of-Wallet for Kids & Teens

$100/Month

- iPads
- Airpods
- V. Games
- Fashion

$200/Month

- Food
- Gas
- Movies
- Etc.

Walled Garden

MALL

~15%

Retail world

VCN# Debit Card

~1.5%



Jassby

In 2019 we launched...

and we've seen very positive trends

Over 450,000 Installs & 175,000 completed registrations



2019 was great (1)

Downloads

	Q4	Q1	Q2	Q3	Q4
	1,277	17,195	43,121	67,351	92,243

■ # of Downloads   —Expon. (# of Downloads)

Registered Users

	Q4	Q1	Q2	Q3	Q4
	820	9,305	19,910	27,854	39,418

■ # of registers   —Expon. (# of registers)

16



2019 was great (2)

Families



	Q4	Q1	Q2	Q3	Q4
# of families	84	299	496	1,812	4,880

Legend: # of families — Expon. (# of families)

Orders in $

$1,274 (Q2) $4,493 (Q3) $420,004 (Q4)



...and it continues in 2020



Cumulative First Opens

98,720

389,346



Cumulative Registrations

64,637

161,774



Average Acquisition Costs

$0.63

$0.23

$3.30

$1.61

$4.01

$1.29

$2.24

$0.80

$1.86

$1.03

$2.58

$1.24

$2.95

$1.40

Cost Per Download

Cost Per Registration

Jassby unit economy data



Bar chart:
- Credit Card: $550
- Banking/Insurance: $303
- Real Estate: $213
- Consumer Goods: $22
- Jassby: $8

UNIT SPEND - UAC	Q1	Q2	Q3	Total
Downloads	75,768	139,770	116,863	332,401
Full cost	$3.33	$1.18	$2.21	$2.03
UAC/FOs	$1.15	$0.98	$1.36	$1.15
Registrations	26,246	62,800	43,461	132,507
Full cost	$9.62	$2.63	$5.94	$5.10
UAC/Registrations	$3.32	$2.18	$3.67	$2.89

Jassby – Complete Family Finance
Convenient, Secure, Educational

Virtual Debit Card for Teens

Schools integrations

Unique commercial model, meaning no fees for User

Saving/investment accounts

'2 minute' onboarding experience

Easy to use and convenient for parents

Real life Financial Literacy

All Digital – no plastic cards

Best-in-class Jassby Store



Even more Jassby financial services – BaaS

(Banking as a Service)

Our Banking partner



Checking account

At 18 (or 16 if user's profile is compatible), the user will see a prompt to enable a checking account.

Activate in seconds with one swipe

Happy 18th Birthday

Congrats for your 18th Birthday! to celebrate you becoming and adult, here are two ways you can get a headstart:

Your Credit Offer
As a loyal Jassby user, we are proud to present you $1,500 in credit at the BEST APR.

Unlock $1500.00

Jenny Jassby

VISA

Swipe > To Unlock

Start Depositing
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Coming soon:
Credit offering

At 18, the kid will receive an offer to activate a credit card, highest amounts, lowest APR. Best terms!

Jassby client lifecycle

Jassby payments platform

Jassby banking platform

Jassby payments platform



Family
with kids joins Jassby

9-12
Kid is using Jassby to: shop/save/Earn / do-good



At 13
kid is upgraded to Jassby Pro that gives him VCN + Debit Card.
Now he can shop the world.
Walled Garden experience:
Independence-
Peace of Mind

18-24
At 18 kid is offered to be upgraded to an adult Jassby offering (Jassby Bank) an account will automatically be created for him / her and they'll be offered a range of relevant financial services

- Credit Card
- Auto Loan
- Other personal loan
- Mortgage
- Insurance products
- Investment products

25+
Kid joins Jassby with his own Family



B2B2C – unique platform

We're building the business

Jassby B2B2C Partnerships with:



Family entertainment parks

Exclusive Payment provider



Sports clubs

Exclusive Payment provider



School programs

First School District 5000 families. 100's more to be signed

23

Financials



Financials forecast

	A2019	F2020	F2021	F2022	F2023	F2024
Downloads	99,633	400,000	800,000	1,486,668	2,500,000	3,000,000
Registrations	43,159	300,000	600,000	1,115,001	1,500,000	1,500,000
Kids	28,495	200,000	400,000	743,334	1,000,000	1,000,000
Parents	14,664	100,000	200,000	371,667	500,000	500,000
Sales Mall	$420,000	$2,908,504	$8,500,000	$14,000,000	$20,000,000	$25,000,000
Gross Sales Card	$0	$6,395,000	$161,988,696	$578,605,366	$1,361,925,000	$2,556,720,000
Net Sales Card	$0	$126,273	$3,239,774	$11,572,107	$27,238,500	$51,134,400
Total Gross-Sales	$420,000	$9,303,504	$170,488,696	$592,605,366	$1,381,925,000	$2,581,720,000
Total Net Sales	$0	$3,034,777	$11,739,774	$25,572,107	$47,238,500	$76,134,400
OPEX	$3,100,000	$4,300,000	$8,600,000	$17,200,000	$32,000,000	$50,000,000
EBITDA	-$3,100,000	-$1,265,223	$3,139,774	$8,372,107	$15,238,500	$26,134,400
Funding Todate $M	$5M		$20M		$50M	

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.



The leadership team



Benny Nachman
CEO

Benny is a serial entrepreneur with a proven track record in building a global bank with over 25 licenses all over the world. Managing hundreds of employees, thousands of merchants with Billions of $ in volume and Hundreds of Millions of $ in revenues.









credorax

Greg Botternhorn
EVP Partnerships & BD

A Marketing and Sales senior leader with over 20 years' experience driving revenue in both small and large companies, including Monster.com. Greg built and managed teams with as many as 140 employees and managed budgets in excess of $50m.

MONSTER



Jim Glatiotis
CTO

An experienced technology leader and seasoned CTO with over 20 years of diverse software engineering experience. Built large scale platforms that process billions of transactions



REZ1 wex TEGO



Steve Reidy
CFO

With over 25 years' experience in financial roles in start-up sized to $100m organizations and $250m billing per year. His expertise involves all disciplines of finance from accounting and FP&A to investments and risk management.



REZ1

David Laubner
CRO

Laubner comes to Jassby with over 20 years of deep sales and marketing leadership within the digital space. Most recently, David held a senior marketing role at Amazon where he led efforts for the Blink smart home security product

amazon



Caroline Almeda
Head Legal Counsel

An experienced legal professional, Almeda brings knowledge of Law, in corporate, banking, compliance, privacy, AML and more.

credorax





Institutional Shareholders

BLUMBERG CAPITAL

MONETA Venture Capital

CORRELATION VENTURES
Venture Capital Re-Imagined





NB NeedhamBank

PnP Ventures
PLUGANDPLAY



Strategic advisors

Prof.
Cornelius Hurley



Assistant general counsel of the
Board of Governors of the Federal
Reserve System;
Director - Federal Home Loan
Bank of Boston;
Director of BU's Center for
Finance, Law & Policy;
Law Professor at BU.



BOSTON
UNIVERSITY

Steve
Biddle



20 years of marketing and
advertising experience in senior
positions with Facebook and
Walmart.

facebook

Walmart

Jassby

The competitive landscape

Benefits/Offer	Jassby	BusyKid	GREENLIGHT	Current	STEP
Next-Gen Payments	✓	Debit Card	Debit Card	Debit Card	Debit Card
Robust revenue model	✓	✗	✗	✗	✗
Real safety features	✓	✓	✓	✓	✓
Savings account	✓	✗	✗	✗	✓
Full access to shopping data	✓	✗	✗	✗	✗
Free service for families	✓	✗	✗	✗	✓
Investments*	✓	✓	✗	✗	✗
B2B2C added model	✓	✗	✗	✗	

*Feature not yet launched





Thank you!

EXHIBIT E

Video Transcript

Jassby App Overview
https://vimeo.com/453332067/09ddf74dd6

Chores allowance Shopping. Set up allowance. Manage chores. Shop the mall. Use your virtual debit card.

Jassby: The Family App
https://www.youtube.com/watch?v=RAH1bi5BJoM

Jassby is a convenient and easy to use app for families to manage chores, allowances, rewards, and more, and incorporates a great shopping experience. It's so easy to use. Once everyone in the family is signed up, parents and grandparents can either send money directly for special occasions like birthdays and holidays or for a job well done. The child can also request money to get paid for doing a chore, where it has to be approved before they can even get started. Once they have cash in their Jassby account, they can then use that money to shop right within the app, allowing parents to see their child spending habits.

Jassby Christmas Rap
https://www.youtube.com/watch?v=F4xbE4JM95E

'Twas the night before Christmas and all through the crib not a smart phone was buzzing, nope, not even the kids. Everyone was fast asleep, snoozing in they beds. Visions of our Santa, hooked them up, dancing in they heads. Nike, Under Armour, Uber, Xbox, and Nintendo. PlayStation, Adidas, even pizzas from Domino's, AMC movie tickets, this Christmas will be solid. This year your Christmas stocking is your Jassby wallet. So with momma in her kerchief and I in my cap, let me end my Christmas rap about the Jassby app. This holiday season do all your shopping right. Jassby Christmas to all, and to all a good night. Go Jassby. Be Happy!

Jassby Means Family
https://www.youtube.com/watch?v=MyNic0sYqJM

In one word family means to me, connectedness. To me family means unity. I love, like, I just care for them. I can't see anything bad happening to them, that's it. Family to me is just, you know, the people that are always gonna be there for you and, you know, those are the ones that you can always kind of depend on. I'll probably say love. I think it's just everything, family means everything to me. Family to me means togetherness. To me, in one word, family just means love.